Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge’s remarks at the Goldman Sachs Communacopia Conference on September 16, 2015.

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CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

EVENT DATE/TIME: SEPTEMBER 16, 2015 / 02:30PM GMT

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President & CEO

PRESENTATION

Unidentified Participant

If everybody could please take their seat, we are going to get started with our session here with Charter Communications. Very happy to welcome back to Communacopia, Tom Rutledge, the President and CEO. Thanks for being here Tom.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thank you. Glad to be here.

Unidentified Participant

Let's just jump right into it. Your second quarter season raised some eyebrows with investors when they look at the industry-wide trends in pay-TV subscribers. Overall, losses were worse this year than they were in the previous year. From where you sit, what's your view on the health of the pay-TV industry and as an extension of that, the health of the cable industry?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I think they're not necessarily directly correlated. But I think there are obviously a lot of pressures on the overall pay-TV ecosystem and I think they are caused by a variety of factors including income and I think that's the biggest factor.

But -- and so there is a lack of household formation. But no matter how you slice it, it's a very perfect system and it's fully distributed and there are lots of diversions. So there's a lot of pressure on advertising and there is pressure on the revenue in a sense that people don't -- can't afford to subscribe. And although they like the product and still use the product when they have the product.

There are also issues of security and that go with price. So you can get a lot of the content without paying for it. If you have a friend who has an authentication password and so TV Everywhere allows streamed video to people who don't really pay for it and that inhibits growth of the whole ecosystem. I think it's a big issue going forward in terms of how content is managed and I think it's something that we as an industry can help with. So a lot of pressure on the overall business. I think it can grow, in a better economy, I think it would grow and I think it's going to grow a lot. And I think it could grow if they were more secure and people who distribute content were more thoughtful about the way they do it.

In addition, people who save the content for -- it's highly valuable in those spaces where it's not getting advertising associated with it and it's still -- it's pretty good and you can get a lot of seasons. And I think the realization that may be, people who reached in some of that area will change behavior going forward. So all that said, there is pressure in the pay-TV business, but from our perspective, we think there is lots of opportunity for growth. And we are growing and we expect to grow video this year. We -- I look back over the three and half years I've been at Charter and the big tier that includes ESPN and Fox News and CNN and Turner and Viacom and CBS, the path basic tier has grown. We expect to grow our overall video business this year.

We've grown our customer relationships by 800,000 customers since I've been with the Company in three and half years. We've grown our data business tremendously, over 1,200,000 customers. So there is tremendous growth opportunity for the Company. We're growing our revenue 7%, 8% a year. Growing EBITDA, similar, and we expect, given our market share, we'd be able to do that for years to come.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Unidentified Participant

It's interesting, when I asked you about pressures in the system. The first was answer was income, I think most people in this room would have expected over-the-top or streaming. Do you view that as a big part of the pressures or do you still think that's something that's emerging within the pay-TV ecosystem?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think it's emerging. I don't think it is a complete substitute by any means. Now in a world where you're financially struggling, it may be, but in a world where you have more income, you want it all, and it all includes what we have.

So I think content companies have enriched the streaming business and some of that pressures the, what was the pay-TV ecosystem. And so there is obviously a tension when you're selling content between those two notions. And -- but no, I think the biggest issue is income, okay.

Unidentified Participant

I'm going to come back to these things in a minute, I really want to spend some time talking about the transactions that you've agreed to do, because obviously these are quite significant. When you completed deals with Time Warner Cable and Bright House to be a much bigger company, a much bigger footprint, what are the primary opportunities that you see these deals creating for the business, which is to say, is this about operating synergies or do you really think this is more about strategically repositioning the business?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, it's actually sort of neither of those. There are operating synergies and it does reposition the business, but we fundamentally think the business is a great business. We think that we can run these assets very efficiently and that we can grow them and create a lot of value by being a really good cable operator. In the full sense of the meaning of that word, we think we can have better service; we think we can have better video, better data, better voice that we can put those together in packages with a quality service organization that allows us to grow our market share and that there is plenty of share to get for years to come. And that's how most of the value is created in our vision of the future.

That said, there is synergy by putting the companies together and we're going to take advantage of that. And there is an opportunity with a bigger platform to get cost out of the business in terms of development costs, you spread those development costs over a larger customer base, which means you also have the ability to invest more and create better products to differentiate yourself from your competitors.

It also means that you can cover the marketplace better and use advertising more efficiently and have a broader reach with advertising, more efficiency out of that. It means that you can sell business services to customers in multiple sites a lot more efficiently than you could with a more balkanized distribution platform. So there advertising sales can be enhanced similarly by having better DMA coverage. All of those things are advantages to the scale that comes out of the business.

Unidentified Participant

So as we watch the business over the next few years, as you integrate those transactions, what operating metrics should we be focused on to know whether or not you're acting as a better cable company? Which ones are going to tell the story?

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, there are a lot of issues. You can look at what Charter has done over the last three and half years or so, since I've been with the Company, we invested in going all-digital. We took our data speeds up. We've priced and packaged our products in a coherent way so that customers could get value by buying lots of services from us.

We made our video superior to our competitors by having a two-way interactive video platform. We've gone to a cloud-based user interface, which is state-of-the-art, which we're about to deploy significantly. And we've walked out and managed our plant and in-sourced our workforce, so that the quality of our service organization went up. We went from 18,000 employees to 25,000 employees in the time I've been at Charter. And we're growing rapidly, as a result of it, our service calls are coming down. Our customer accounts are going up. Revenues are going up and our EBITDA is going up, and it's going up faster than other people in the same space.

We think we can do the same with the new assets that we're acquiring. And it takes time, we are going to have to integrate, we are going to have to invest. But I think if you look at what Charter has done, you can expect similar kinds of outputs on the new assets that we are acquiring.

Unidentified Participant

So then once you close the deals, what are the most immediate priorities? What do you have to accomplish so you can fully take advantage of functioning as a better cable company?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, first, there are a lot of moving parts. And interestingly, this deal from our point of view is an easier deal to manage than the prior deal that we had, it didn't get approved. But the modern cable system includes a lot of cloud-based infrastructure, the email systems, the video-on-demand server systems, the switch systems for voice, the billing systems, all of those things reside in what you might call the cloud. They are not at the location where the business is operated. So we need to connect all those pieces together. And we're actually a smaller company, stepping into a bigger company's shell in this case. And so, we'll be able to plug the pieces together in a way that makes sense, so that we can have a uniform coherent product across the whole footprint. We'll go all-digital, which will require investment in CPE and the logistics of changing out CPE.

We'll increase our broadband speeds like we have at Charter and we'll do it in an orderly fashion, but I guess the first thing we'll do is price and package differently, and begin to sell differently, and use our sales skills and techniques to begin to at least put back, what we think our valuable products together. And then we'll do the infrastructure things which take longer, and within a couple of years we'll be complete to our in-state vision. It should be to have a state-of-the-art two-way interactive all-digital network with better videos and satellite phone companies, and better data speeds than anybody, and an inexpensive, fully-integrated voice product.

Unidentified Participant

You're targeting $800 million a year of run rate synergies within about three years. Could that be potentially conservative?

Tom Rutledge - Charter Communications, Inc. - President & CEO

It could be. There are opportunities. There are opportunities to take cost out of the business, they come from any integration. There are even more significant opportunities in taking cost out of the business by just running the business better. And we've brought all of these employees back into the country they were outsourced, where we contracted out, took companies inside the country, because we believe that it actually cost less to pay more per transaction. If you have quality transactions, which ultimately reduce overall transaction.

So what does that mean? It means that, we have less service calls for customers than we used to have, dramatically less. Because, each activity we do has more quality to it. Our employees are trained better, they know their jobs better, they can handle customers better and the processes that they use are more efficient. So we actually end up with less activity per dollar of revenue. So margins go up as a result of that. But another benefit of that is, if you have less activity, your people

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

value you from a -- as a service provider, higher. So your average subscriber life increases. So for the same dollar of revenue per month, we have less cost with sales, with SAC essentially, because you'll have a longer lived customer.

So we think that the big synergy opportunity is, there is a synergy opportunity that comes with overlapping the corporate combinations, we'll get that. There's a little bit of programming because of the difference between Time Warner rates and us. But the big opportunity is, taking excess activity out of business. Another way of taking that is by investing in new processes. We take a substantial amount, more than a third of all of our transactions now are taken through the web. And we can fulfill those all the way through to a scheduled order, down to an hour window in many places.

So when you think about that and you think about the fact in an all-digital network, you don't have to do connects and disconnects, like we used to do in the analog, where we had to go to a house and connect and disconnect. A lot of cost comes out of business and so that $800 million is there, may be there's more even and pure synergies, but there's even more in quality operations.

Unidentified Participant

So in order to pursue all of those, did you have to get approved and close?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes.

Unidentified Participant

The FCC only recently last week started its informal shot clock, reviewing the transactions. Do you still think it's reasonable to think you can get this done by the end of the year?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, I think it's possible and reasonable. The FCC has had our filing for a while, so the publics had access to it and they have shortened down the response windows. So the whole window process, because the public has had access to it for comments and response, end this in November 12. So with that there's still an opportunity to get it done this year and I'd like to see them do it. I have no direct control over that, but they do -- it is a very different deal than the last deal that they looked at and they did approve the AT&T deal after that.

From our point of view, and then I think factually, we're still going to be smaller than Comcast. And from a structural perspective, our share of the market in video would be number three and from data, number two. If you count wire line, then I think you should count wireless and if you look at the big telcos and other companies, I think structurally it's a much different deal and a positive deal for the overall economy and for consumers.

Unidentified Participant

Before we go in and talk about some more operating trends, if you think about the last six months, you've pivoted, you were preparing for one set of potentially transformative deals and now you're focused on another set of very large transactions, has that been in anyway disruptive to the way the Company has operated?

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, yes, at some level. I mean, I don't think we've taken our eye of the ball, in terms of what we're doing at Charter, how we're creating value and all. And I don't think we'd be in a different place materially if we weren't doing the transaction. But yes, we did a lot of work and it was a lot of brain damage and it didn't go anywhere.

Yes, but remember our original ambition was to buy all of Time Warner. And the last deal was a diversion from our mission and this is actually easier to do. The last deal was -- involved a spin and an acquisition and a swap. And because of the modern cable architecture, all the control assets now no longer reside where the physical assets are. So, the switches, the VoD architecture, the email systems, the billing systems are not in the local markets. So, when you get these assets, they are moving back and forth, what you end up with is a physical plant that's connected to nothing.

And we were going to have to, with Comcast, actually take care of other's customers for up to two years in a transition services agreement. Because the X1 Platform that they have had to be run from their cloud. Our systems had to be run from our cloud and we have -- we actually negotiated hundreds of transitional services agreements that we were going to have to employ to move the customers over a multi-year period on to the right platforms, very complex. We did all that work and it was for naught. But with Time Warner, today, we're stepping into a fully functioning company and we're not having disaggregated physical assets from the cloud-based assets. So it's actually a lot easier to step into.

Unidentified Participant

I want to go back to a point you made earlier that you expect the Company will grow video subs this year and that over the long term, you can grow video subs. I think that would be -- that would seem as counterintuitive for a lot of people in this room, they just worry obsessively about cord cutting. So can you spend a little more time around that and may be dig into, why you think that is the right goal, an achievable goal for Charter?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I'm confident we're going to grow video subs this year. If you look over the last three and half years, if you look at Charter's expanded basic service, which is the service that includes all the big content companies, the fat basic as some people call it. We have more customers now than we did when I started at the Company, so we've been growing steadily. We have less lifeline basic onlys. But our overall sort of share of video is up, share of multi-channel video.

And we think that we can grow, because we have a superior video product to our competitors. It's two-way interactive item, every outlet. We've invested in a cloud-based user interface, which is state-of-the-art, which allows search and discovery, and can be changed from the cloud on every box and going forward and backward they are compatible. So we are standing up a better video infrastructure than our competitors can do.

Now, we have the inertia of our history to overcome, cable state analog, way too long; and satellite was all-digital and had a better user interface. But interestingly, when you go all-digital and put the money into making your video product better, it frees up your bandwidth to invest in broadband. And that investment in broadband is pretty minor relatively speaking.

So, you end up with a faster broadband product, a superior video product, and then you put voice in that properly priced, the overall value proposition exceeds what our competitors can't do today.

And so we think that, given our market share, if you look at Charter, Time Warner, Bright House, our customer market share is about 50% for all three companies of households. But when you look at video, Charter is down to 33%. There's many satellite customers inside our footprint as there are Charter customers. So the opportunity is for us to make our video better than satellite and grow at their expense.

And obviously our reputation in the eyes of the satellite customers that currently have satellite is what we were when they left us. So we have a lot of work to do to overcome the inertia, but we are overcoming it, we do have a better product and we're growing our business and I expect that to continue for years.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Unidentified Participant

Another thing you talked about earlier is, the income pressure on adoption of pay-TV and of course it's the 8% to 10% annual inflation in programming cost, which is putting upward pressure on the price of the bundle, and you've talked about this at length. You said you think it's driving cord cutting. What can you do as a cable operator to either contain it or to get products into the market that had a price point that are interesting to the customers who can't afford the big bundle.

Tom Rutledge - Charter Communications, Inc. - President & CEO

It actually is very difficult, because the people who are in the big bundle want to stay in it and it's a very powerful product, and from that point of view. And the pressures in the business are such that some of those rate increases are less than they were, because of the cord cutting and because of the alternative options that customers have. But it's actually very difficult to correct and hard to imagine that it's going to change dramatically over the next few years. Most content companies I think, are not going to voluntarily give up a 100 million homes of distribution.

Unidentified Participant

So we're not quite at the point where the media guys are saying may be we should be more collaborative with our distributors to the change with the bundle is to our customers or not? (multiple speakers)

Tom Rutledge - Charter Communications, Inc. - President & CEO

I'm not sure I think they're thinking about it. And I do think there are opportunities to be collaborative. I do think security of content, like the password issue I mentioned earlier, is a real issue. And I think people who sell products in other spaces need to understand that they come back to the -- everything comes back to the home. There is no out-of-the-home marketplace.

If you're sitting on your couch looking at a phone and you're watching cable TV or you're watching something through Wi-Fi, which is also through the cable network or whether you're watching something through a cellular network, you may not know where it's coming from. And so I think, if people think that they can sell things outside like to mobile or something and that won't come back to home, they're deluding themselves.

And I think that we, as network operators, can help manage traffic, copyright in a way that's good for content companies and I do think that they should re-affiliate with us in a positive way and I think there is opportunity to create value together, but -- and one of the opportunities is by making sure that when you sell a right, it goes where you sold it.

Unidentified Participant

We talked earlier about the transactions you're doing; there's a lot of transactions that have been happening across the communications sector. The deal that you're doing specifically will put you more head-to-head with Verizon than you have been in the past, how do you feel or how comfortable (multiple speakers) --

Tom Rutledge - Charter Communications, Inc. - President & CEO

Not personally, I have operated against (multiple speakers).

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Unidentified Participant

That's true with Charter. And then with that perspective, how comfortable are you with the ability for Charter to compete with Verizon in the broadband market, knowing capabilities of FiOS?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, look, I think that a well-managed HFC network can do everything FiOS can do. The well-managed is the key phrase. I think there's an opportunity to improve our networks dramatically and to invest in them smartly and standard products are equivalent from capabilities, speed, and quality perspective. And then, with a superior cost structure and a superior service infrastructure, service proposition and the ability to do quality service, I think we can take market share.

Unidentified Participant

And what about what Verizon is doing with custom TV or you're talking a bit about skinny bundles, this is sort of an innovative view on changing what the bundle represents. Do you think that's a model you could potentially take advantages and of course there's a lawsuit from ESPN, are there any lateral implications for Charter depending on how that works out?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, sure. It depends on how it works out, but people have always bought less than the four fingers. There has always been income pressure in cable. And there have always been people that want it all for less and people who are willing to pay less for less. And the way that most deals are structured in the big package that content companies have linked themselves to the big package, and they have a minimum distribution. Well, if you're well above that, which we are, we have 97% expanded basic-to-basic penetration. Some cable companies are in the low-80%s.

So there is a lot of room inside those -- between that 97% and low 80%s to play with packaging, to play with products, I should say, not packaging so much and sell, we tend not to sell those lesser services. We believe that people really want of rich video package along with a very high quality data service and a quality voice service and that the overall value proposition of all three of those products matter. And so, we've approached the marketplace with good products, rich products. But there is room inside the current margins of thresholds of distribution to play with additional products.

Unidentified Participant

And what about the competitive impact of what AT&T has done with DIRECTV? They are now going to market pretty aggressively with bundles. How do you feel about your triple-play up against their quad-play?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I don't know, do they really have a quad-play? I mean, they have a mobile platform that's national -- the satellite platform that's national, but their phone system isn't national, and their user system isn't national. So I don't know that they really have a quad-play except maybe in some markets. And I haven't seen that in any market. I'm seeing a combination of wireless and mobile -- satellite and I haven't seen an effect.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Unidentified Participant

Alright. So let's stick with the idea of a quad-play in the sense of wireless. There has been a lot of discussion around whether wireless should become an increasingly important part of what cable operators do. And we've already seen that you're making an investment in Wi-Fi. So let's start off with that. Can you walk us through what you've done and maybe give us a big picture, what should your Wi-Fi infrastructure look like? Where does it need to be?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Right. As you may know, I was involved in the first Wi-Fi deployment outside-the-home at Cablevision a number of years ago and as a proponent of it and still I am, almost all of our customers have Wi-Fi in their home and almost all the devices that are used to connect to our data network are wireless. And that's -- so we are wireless company in many ways. We are moving our Wi-Fi platform outside the home into business and we're moving it into business, the common areas. So when you're at a -- when we're visiting a business and you are our customer, you can get Wi-Fi service in that business.

And we're also putting Wi-Fi out in the places where people work and play and continually expand coverage. So that when you have a relationship with us, your ability to have that relationship, keep -- from a physical perspective, keeps expanding in that business and the public spaces.

Where does that lead us? Do we ultimately go into the mobile business itself? I think probably and I think there are a variety of ways of getting there. We're going to be stepping into MVNO relationships in our new company, that may be a path forward.

There's also the ability to acquire a licensed Spectrum and begin to build assets in conjunction with Wi-Fi assets. And you can actually put Wi-Fi and licensed Spectrum in the same radio camps that you hang on the poles. And so there is some combination, may be of all of that that creates a customer relationship stickiness that doesn't exist today.

Unidentified Participant

I'll come back to something you alluded to, the opportunity to potentially acquire Spectrum. There is going to be, FCC is hoping to have a Spectrum auction, low band Spectrum in the first quarter of next year. You filed documents indicate that you've been into the FCC, talking about the way you think that auction should be structured. Should we assume that you're going to show up in bidding that auction?

Tom Rutledge - Charter Communications, Inc. - President & CEO

No, that isn't what our activities say. We haven't said about the auction. But what we did say was that, we thought that there should be a set aside for other players besides the large wireless phone companies, AT&T and Verizon, which was rejected.

Unidentified Participant

Yes. So presumably that might impact how do you think about it?

Tom Rutledge - Charter Communications, Inc. - President & CEO

It does. Obviously impact our thinking.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Unidentified Participant

Is there something in particular about low band that made this auction interesting, because you didn't go into the last auction.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Right. Well, I don't know from a timing point of view what's right for us. We've got a lot on our plate and it's -- I think in the long run, having some licensed Spectrum along with our unlicensed Spectrum makes sense, but we could also do it through partnerships and we haven't fully decided what we think is the right path forward, but we're working on it.

Unidentified Participant

And where do you make of what some of the wireless carriers and really other operators in the space are dealing. So, DISH has a mobile-friendly service in Sling TV. Verizon is bringing the market now, Go90, which they call mobile-first video product. AT&T has talked about taking advantage of the DIRECTV assets. Do you feel that mobile video is in new and distinct market? Or from your standpoint, do you think it's really more just an evolution and mobility is an evolution of how people are thinking about video?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, It's interesting. So what does mobile video mean? If you have mobile broadband, don't you have mobile video? So I don't know what it is exactly. Broadband, wherever broadband can be delivered, you can have video. Now, if you're talking about using licensed spectrum for cellular to have an exclusive product that is a -- it looks like a cable TV MVNO, but maybe it's -- maybe you're trying to find the regulatory path or something that's different than both, I don't know. But it seems to me that if I am Netflix, can't you watch me on a mobile device? So I don't know what it means to have a mobile platform for video. I understand a broadband platform for video.

Unidentified Participant

So as you think about, and I think this is the summation of this, as you think about evolving your business around mobility, it's really -- we're a broadband provider, our customers are increasingly mobile. If we can make that access available to them through a number of ways, and that's really the strategy, and that's about saying we need a mobile video strategy.

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think that's right. I think you have a video strategy and you have a mobile network strategy.

Unidentified Participant

Got it. If I come back to broadband and thinking about some of the pressures we've seen, there clearly is some cord cutting associated with adoption of over-the-top services, which is of course facilitated by the improvement in broadband networks, which is exactly what you're doing. So how do you get comfortable that

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

as you make those investments and make broadband better. You're not inevitably creating a competitive threat to your underlying video business that you think you can grow up?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, you can't exactly do that. You have to hold both thoughts in your head. We want to have a good broadband business and a connectivity business. And so we've invested in that capability. That makes our network more useful to people who buy Netflix, right, or other over-the-top providers. And we want them to subscribe to us as opposed to another network. So, Netflix is our friend, they drive broadband. And why do the drive all video, the richer the video package, the better off our network is relative to our competitors, in the eyes of the consumer. So we want -- our minimum speed that we go to market with is 60 megabits. Well, in order to enjoy 60 megabits, you have to use video or some rich gaming platform in order to actually understand the value of the product.

So in order to use a superior broadband proposition in the market, ultimately, customers have to have some sense of value out of superiority of your broadband network. And the only way they're going to get that is to have a rich over-the-top environment. So we embrace over-the-top television, because it makes our broadband superiority more clear in the eyes of the consumers.

We like our video business and think it's a great opportunity and we don't know the mix of how those two things play against each other through time. But I do think that there are a lot of forces that will mitigate people distributing all their content directly to consumers. Because the current marketplace from a content distribution perspective is very efficient and people do want lots of products and buy lots of product. And our actual sales results show that most people want all of the things that we sell.

We sell an enormous amount of premium product too, on each incremental sale. So people want HBO and they want Showtime and Starz and they want all the other bundles that go with it, it's in large quantities. So that's a highly efficient way of selling television, and we think that we can continue to do that for years to come. And we don't see the whole system falling apart.

And we think that most content companies will be smart about the way they sell their content into the marketplace ultimately. I think people have made mistakes clearly. And I do think there is truly over-the-top substitution, as you say. I think there are a lot of other forces too that affect the overall subscription model. So I think both systems will survive side by side for a long time.

Unidentified Participant

If we shift gears just a little bit. This morning Comcast made an announcement, they are forming an enterprise services division where they are going to target the big companies that typically are served by AT&T and Verizon. And the way they are going to attack this is by working with other cable companies including Charter to wholesale your capacity within your regions, so they don't have to exclusively target big businesses with a footprint in their region, they can also serve companies in your region. Can we talk a little bit about how you see the enterprise opportunity unfolding for Charter? And can you benefit from this relationship with Comcast?

Tom Rutledge - Charter Communications, Inc. - President & CEO

The answer is yes. We have similar relationships interestingly with AT&T and Verizon today, and they sell customers on our enterprise networks and we do on theirs. So there is a relationship. But the interesting part is that Comcast, Cox, Cablevision, us have high-capacity networks in places where they don't; where our rates could be different than their rates. And so it would bring additional competition to the whole country that have other ways of terminating traffic outside your market, your physical distribution.

So we get a business customer today who's multi-site, multi-state. It's hard for us to create all the relationships at the end of -- outside of our footprint to serve that customer. And I think what Comcast is doing is trying to make that easier on another platform. We can do it with what we call Type II services, which is the use of a phone company at some part of the distribution, and we do it today for our customers, but excludes you from a sales perspective.

Enterprise penetration is probably in the 5% range for the cable industry. So, huge upside and very big market. And if it could be sold efficiently, there'd be enormous price coming out of the marketplace and a lot of market share transfer to the cable industry. And I think the consumers would benefit at the enterprise level and the cable companies would benefit.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

So I think it's a great thing and we're open to working with them and we're open to having a bigger footprint ourselves, which means that to the extent our transaction gives us a bigger footprint and there is businesses in there that are multi-site and more of them are fully within our network, we can serve them a lot easier and more efficiently from just a logistical perspective than we could otherwise. And so I think we'll get better products and better share.

Unidentified Participant

Coming back to the cable business. You've mentioned earlier the goal to get to all-digital as a key objective once the deals are done. You've also said that you see capital intensity potentially coming down over time in the cable business. Can you talk to us why you think that is?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, first of all, once you put CPE out, once it's out there, you don't need to put any more out really, except for incremental growth. But the cost of CPE is coming down. It's coming down for a variety of reasons. One, we've taken control of our, what's called, conditional access, the security part of the infrastructure that used to be in the set-top box and made it downloadable, which means we can buy it from any vendor anywhere and integrate those vendors into our video marketplace, which reduces costs. So we can buy on the World -- what we call our new box, Worldbox, but it really means you can buy it from anyone.

And you still have Moore's Law going on and you have the app world, so we have 250,000 customers to our cable network, who get their service through an app. And they are on-a-screen or a mobile device. And in some cases pushing that to a larger TV from an app. So there's no CPE, in that case, the customer brings their own CPE with them. So we're moving increasingly to an app world. We're moving increasingly to a world where IP CPE is coming on to market, like Roku and other kind of app based devices. And so I see, both from a, our cost of CPE and what consumers can bring to the market a lessening of overall capital that way.

The other big capital intensity issue that sort of the driver of our business going forward is, because we're cloud-based, when we add new products going forward, they are instantly available across our entire footprint to every customer and there is virtually no incremental cost. So you get that advantage out of scale and you get that advantage on digitization. The ability to take speeds up in the data network go down dramatically once you've made the all-digital transition.

And then finally, you have the ability to take service transactions out of the business. So as people be able -- are increasingly able to fulfill orders online, schedule and have a service activated without a human intervention, your overall capital to support a human intervention part of the business gets reduced as well.

Unidentified Participant

Do you see yourself going to a point where you're so cloud-based that you don't have CPE?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think it's possible, but there is still 300 million TVs in the United States that you need CPE that uses in a digital fashion, in a two-way interactive fashion. And old TVs never die, they just move to other rooms.

Unidentified Participant

All right. I'll ask you my last question then. A year from now, when we're having this conversation, what are we are going to be talking about? How is your company going to be positioned as we're thinking about 2017?

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I'm hoping that the deal is closed that we are introducing new pricing and packaging across the Time Warner and Bright House footprint. And that -- we are re-branding the Company and that -- even while we're going all-digital and even while we are expanding our speeds and the data network that -- the work that Rob Marcus and Danny have done at Time Warner in the Maxx markets, we're able to take advantage of right away and continue the growth that they're getting in unit growth and so I hope 2017 is a year of dramatic transition for Charter.

Unidentified Participant

Sure. Thanks so much to be here.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thank you. ***Part 17***

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

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SEPTEMBER 16, 2015 / 02:30PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

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